Exhibit 99.1

Execution Copy

Amendment No. 1 to shareholders agreement

March 9, 2023

This Amendment No. 1 to Shareholders Agreement (this “Amendment”) is made as of the date first written above, between TELUS Communications Inc., a corporation governed by the laws of the Province of British Columbia (“TELUS”), Riel B.V., a company governed by the laws of the Netherlands (“Baring”), and TELUS International (CDA) Inc. (the “Corporation”), a corporation governed by the laws of the Province of British Columbia, and amends that certain Shareholders Agreement (the “Shareholders Agreement”) dated February 5, 2021 between TELUS, Baring and the Corporation. TELUS, Baring and the Corporation are referred to herein as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Shareholders Agreement.

WHEREAS, the Corporation previously entered into the Shareholders Agreement to set forth certain agreements governing the relationship of the Parties in relation to the Corporation and with respect to their ownership, directly or indirectly, of the Shares following the completion of the Corporation’s underwritten initial public offering;

WHEREAS, the Parties desire to amend the Shareholders Agreement to remove certain of the Baring Group’s rights regarding directors and Board Observers, as described in the Shareholders Agreement and to make conforming changes as may be applicable; and

WHEREAS, pursuant to Section 8.6 of the Shareholders Agreement, the Shareholders Agreement may be amended, supplemented or otherwise modified by written agreement of the parties.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.       Amendment to Section 1.1 of the Shareholders Agreement. Section 1.1 of the Shareholders Agreement is hereby amended by:

a.	deleting the definition of “Initial Period”;
b.	deleting the definition of “Ongoing Period”; and
c.	deleting the definition of “Transition Period”.

2.       Amendment to Section 3.1 of the Shareholders Agreement. Section 3.1 of the Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“As of March 9, 2023, the Board consists of 11 Directors, being Darren Entwistle (Chair), Josh Blair, Madhuri Andrews, Olin Anton, Navin Arora, Doug French, Tony Geheran, Sue Paish, Jeffrey Puritt, Carolyn Slaski and Sandra Stuart. The current TELUS Nominees are Darren Entwistle, Josh Blair, Navin Arora, Doug French, Tony Geheran and Sandra Stuart. The Board will consist of 11 Directors, except as otherwise may be agreed by TELUS.”

3.       Amendment to Section 3.2 of the Shareholders Agreement. Section 3.2 of the Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“(1) The Corporation covenants and agrees to nominate for election as directors of the Corporation at any Director Election Meeting the following persons from and after March 9, 2023, except as may otherwise be agreed by TELUS:

(i)	the Chief Executive Officer of the Corporation;

(ii)       as long as the TELUS Group owns, controls or directs, directly or indirectly, at least 50% of the Proportionate Voting Interest in the outstanding Shares (on a non-diluted basis), six TELUS Nominees; and

(iii)       as long as the TELUS Group owns, controls or directs, directly or indirectly, at least 5% (but less than 50%) of the Proportionate Voting Interest in the outstanding Shares (on a non-diluted basis), the greater of: (1) such number of TELUS Nominees that represents the TELUS Group's proportionate share of the Directors comprising the Board (rounded up to the nearest whole number) based on the Proportionate Voting Interest in the outstanding Shares (on a non-diluted basis) of the TELUS Group; and (2) one TELUS Nominee; and

(iv)	four, individuals designated by the Board who are Independent.

(2) For the avoidance of doubt, upon the first instance where the TELUS Group owns, controls or directs, directly or indirectly, less than 5% of the Proportionate Voting Interest in the outstanding Shares (on a non-diluted basis), TELUS shall no longer be entitled to designate any Nominees.

(3) As long as the TELUS Group owns, controls or directs, directly or indirectly, at least 50% of the Proportionate Voting Interest in the outstanding Shares (on a non-diluted basis), TELUS shall be entitled to select the Chair of the Board from and among the Directors.”

4.       Amendment to Section 3.3 of the Shareholders Agreement. Section 3.3 of the Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“(1) The Corporation shall notify the TELUS Group of its intention to hold any Director Election Meeting at least 60 Business Days prior to the date of such Director Election Meeting.

(2) TELUS may notify the Corporation of its designated Nominee(s) at any time but no less than 35 Business Days prior to the date of any Director Election Meeting. If, prior to the Director Election Meeting, a Nominee of the TELUS Group is unable or unwilling to serve as a Director, then the TELUS Group will be entitled to designate a replacement Nominee, except where the TELUS Group would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 3.2(1).

(3) For so long as the TELUS Group has the right to designate one or more Nominees under Section 3.2(1), the Corporation shall: (a) nominate for election and include in any management information circular, proxy statement and form of proxy relating to any annual or special meeting (or submit to shareholders by written consent if applicable) each person designated as Nominee of the TELUS Group; (b) solicit proxies from shareholders of the Corporation in favour of the election of the Nominees of the TELUS Group in a manner no less favourable than the manner in which the Corporation supports other nominees for election at any such meeting; and (c) take all steps which may be necessary or appropriate to recognize, enforce and comply with the rights of any Party under Article 3 (Governance Matters).

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(4) Each Shareholder Group shall vote or cause to be voted all Shares that it holds, directly or indirectly, or over which it exercises control or direction, in favor of any Nominee designated by the TELUS Group at any Director Election Meeting, pursuant to the terms and subject to the conditions of Article 3 (Governance Matters).

(5) Notwithstanding anything in this Agreement to the contrary, a failure by TELUS to nominate any and all TELUS Nominees that it is entitled to nominate pursuant to Section 3.2(1) at any time shall not restrict the ability of TELUS to nominate such TELUS Nominees at any time in the future.”

5.       Amendment to Section 3.5(2) of the Shareholders Agreement. Section 3.5(2) of the Shareholders Agreement is hereby deleted in its entirety and replaced with “[Intentionally deleted.]”.

6.       Amendment to Section 3.5(4) of the Shareholders Agreement. Section 3.5(4) of the Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“(4) So long as the TELUS Group has the right to designate one or more Nominees under Section 3.2(1), the TELUS Group shall be entitled, but not obligated, to designate one TELUS Nominee for appointment to the Audit Committee, provided that such TELUS Nominee must be Independent. The foregoing rights are subject to compliance with applicable independence requirements under Applicable Securities Laws and the rules of the NYSE and the Toronto Stock Exchange.”

7.       For so long as the TELUS Group has the right to designate one or more Nominees Amendment to Section 3.5(5) of the Shareholders Agreement. Section 3.5(5) of the Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“(5) The TELUS Group shall have the right to designate one Director as an observer to the Audit Committee (such individual in respect of the TELUS Group, an “Audit Committee Observer”). The Audit Committee Observer shall be entitled to: (a) receive notice of and to attend meetings of the Audit Committee; (b) take part in discussions and deliberations of matters brought before the Audit Committee; (c) receive notices, consents, minutes, documents and other information and materials that are sent to members of the Audit Committee; and (d) receive copies of any written resolutions proposed to be adopted by the Audit Committee, each at substantially the same time and in substantially the same manner as the members of the Audit Committee, except that the Audit Committee Observer will not be entitled to vote on any matters brought before the Audit Committee. The Audit Committee Observer, if any, will not be entitled to any compensation from the Corporation; provided, however that all reasonable expenses of the Audit Committee Observer shall be reimbursed by the Corporation.”

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8.       Amendment to Section 3.9(1) of the Shareholders Agreement. Section 3.9(1) of the Shareholders Agreement is hereby deleted in its entirety and replaced with the following:

“If a TELUS Nominee fails to be elected by the shareholders of the Corporation as a Director, TELUS shall have the right to nominate such individual as an observer to the Board (such individual, a “Board Observer”).”

9.       Amendment to Section 3.9(2) of the Shareholders Agreement. Section 3.9(2) of the Shareholders Agreement is hereby deleted in its entirety and section 3.9(3) is renumbered accordingly.

10.       Continued Validity of the Shareholders Agreement. Except as amended hereby, the Shareholders Agreement shall continue in full force and effect as originally constituted and is ratified and affirmed by the parties hereto.

11.       Miscellaneous. This Amendment shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in the Shareholders Agreement. Except as otherwise provided herein, the terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and permitted assigns. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

TELUS COMMUNICATIONS INC.

By:	/s/ Doug French
Name:	Doug French
Title:	EVP & Chief Financial Officer

AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

RIEL B.V.

By: Vistra Management Services (Netherlands) B.V.

By:	/s/ R. Posthumus
Name:	R. Posthumus
Title:	Director A

By:	/s/ Gerard Jan van Spal
Name:	Gerard Jan van Spall
Title:	Director B

AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

TELUS INTERNATIONAL (CDA) Inc.

By:	/s/ Michael Belec
Name: Michael Belec
Title: Senior Vice President, Chief Legal Officer and Corporate Secretary

AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT